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                            July 27, 2023

       Weixuan Zhang
       Chief Executive Officer
       Dynamic Shares Trust
       c/o Dynamic Shares LLC
       401 W. Superior Street
       Suite 300
       Chicago, Illinois 60654

                                                        Re: Dynamic Shares
Trust
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Amendment No. 1 to
Form 10-Q for the Quarterly Period Ended March 31,
                                                            2023
                                                            Filed May 24, 2023
                                                            File No. 001-40369

       Dear Weixuan Zhang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Financial Statements, page 64

   1. You only provided audited financial statements for Dynamic Short Short-Term Volatility
                                                        Futures ETF, the sole
fund. Please amend to include audited financial statements for the registrant, Dynamic
Shares Trust. Refer to Question 104.01 of the Compliance and
                                                        Disclosure
Interpretations for Securities Act Section. Similarly, amend your Form 10-Q for the quarterly
period ended March 31, 2023 to include financial statements for the registrant that meet
the requirements of that form. We also note that there is no audit report for the
Statement of Cash Flows for the period from April 28, 2021 to December
 Weixuan Zhang
Dynamic Shares Trust
July 27, 2023
Page 2
         31, 2021. Please amend to include an audit report for this statement. Report of Independent Registered Public Accounting Firm, page 66

2. Please amend your filing to include a conformed signature in the audit report, and confirm to us that you received a signed report from the auditor. Refer to 17
CFR    232.302. The
         amendment should set forth the complete text of each item as amended
and
         new certifications. Refer to 17 CFR    240.12b-15. In addition,
request your auditor to tell
         us why they did not include the statements described in AS 3105.60 in their audit report.
Exhibits

3. You only include one consent of independent registered accounting firm in your filing as
         Exhibit 23.1, even though there are two audit reports. Further, the accounting firm consents to the incorporation by reference in the registration statement on Form 10-
         K. Since we note no such registration statement on Form 10-K, please tell us the purpose of the consent and whether the Form 10-K is automatically incorporated by reference into a previously filed 1933 Act filing.
4. The certifications in Exhibits 31.1 and 31.2 do not include the reference to cash flows in paragraph 3 and consolidated subsidiaries in paragraph 4(a). In future filings, please ensure that your certifications are exactly as set forth in Item 601(b)(31)(i) of Regulation
         S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kate Tillan, Staff Accoutant, at 202-551-3604 or Sharon Blume,
Accounting Branch Chief, at 202-551-3474 with any questions.



FirstName LastNameWeixuan Zhang                                 Sincerely,
Comapany NameDynamic Shares Trust
                                                                Division of
Corporation Finance
July 27, 2023 Page 2                                            Office of
Crypto Assets
FirstName LastName